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January 18, 2006		Writer’s Direct Contact

(650) 813-5641
JBastian@mofo.com

By Telefacsimile and Mail

Michael Henderson

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratex Networks, Inc.

Form 10-K for the fiscal year ended March 31, 2005

File No. 000-15895

Dear Mr. Henderson:

On behalf of our client, Stratex Networks, Inc. (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of December 28, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the fiscal year ended March 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 3

1.	Please provide us with more details of how you account for sales to Value-added resellers.

Michael Henderson

January 18, 2006

Page Two

RESPONSE:

We use the same title transfer, payment and revenue recognition terms with Value-added resellers as we do with any other customer. Typically, title transfers on shipment and payment is due 45-60 days from shipment. There are no right of return privileges or substitution privileges and therefore accounting under SFAS No. 48, Revenue Recognition When Right of Return Exists, is not applicable. As in the case of any other sale, if contract terms vary from the standard terms, we take this into consideration in determining revenue recognition. For example, in some customer agreements, title does not transfer until the product is delivered to the end customer, in this case revenue is not recognized until delivery in accordance with SAB 104, Revenue Recognition. Although we mention Value-added resellers as one of our customer categories, in fact Stratex does very little business with this category of customer. Less than 5% of sales were to Value added resellers in FY2005.

Liquidity and Capital Resources, page 13

2.	Please tell us more details of the accrual related to the volume discount customer and your accounting for the discount. Refer to your basis in the accounting literature.

RESPONSE:

In 2002 Stratex networks entered into a three-year preferred supplier contract with a customer. The preferred supplier agreement covered the period from January 1, 2003 to December 31, 2005. Under the terms of the agreement, if the customer purchased a certain aggregate amount from Stratex during the three-year period, a retroactive discount for all such sales would be awarded. Until mid-fiscal year 2005, based on the customer’s prior buying pattern, there appeared to be a remote likelihood of the sales target being achieved. During fiscal year 2005, when it did appear probable that the sales target would be met, due to a significant surge in orders from the customer, Stratex recorded a liability for the discount, in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer, Issue 6. Additionally, the offsetting entry was recorded as a reduction of revenue in accordance with EITF 01-9.

Michael Henderson

January 18, 2006

Page Three

3.	We note that you made a bulk purchase of service support parts in 2004. Please tell us why you considered this purchase an investing activity rather than an operating activity.

RESPONSE:

This purchase was considered an investing activity rather than an operating activity as the service parts are considered to be a productive asset as contemplated by paragraph 17c of SFAS No. 95 Statement of Cash Flows, rather than cash payments to acquire goods for resale as contemplated by paragraph 23a of SFAS No. 95 or cash payments to other suppliers as contemplated by paragraph 23b of SFAS No. 95. SFAS No. 95, Statement of Cash Flows, states that investing activities include the acquisition of assets held for or used in production, other than materials that are included in inventory. Under ARB 43, Statement 1 par.3, such items are not classified as inventory and therefore cash flows related to purchases of these assets are classified as investing activities. The service parts support our requirement to service the discontinued Spectrum product for 10 years after the final production unit was manufactured. They are not resold, but are necessary to fulfill our service obligations. These assets are classified as non-current assets as they will not be used in the next 12 months but over a period up to 10-years. In accordance with Current Text B05, Balance Sheet Classification: Current Assets and Current Liabilities, assets are classified as non-current if they have an expected useful life beyond 12 months.

Item 8. Financial Statements and Supplementary Data

4.	If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure of income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.” Please address this presentation accordingly throughout your filing.

RESPONSE:

Stratex Networks includes depreciation and amortization in the reported expenses for functional area that uses the related equipment or facilities. Thus depreciation and amortization related to equipment or facilities used for manufacturing or service operations is included in product costs and charged to cost of sales. If the equipment or facilities are related to new product development the related depreciation and amortization is charged to Research and Development expenses, and if related to the sales or administrative functions the related depreciation and amortization is charged to Selling, General and Administrative expense in the financial statements as filed with the Securities and Exchange Commission. In the case where facilities are shared

Michael Henderson

January 18, 2006

Page Four

between several functional areas, the related depreciation and amortization is generally allocated to the functional area based on the relative square footage occupied by each function. To clarify this policy for readers of our financial reports, we will include the following statement in Note 1 to our financial statements in our Form 10-Q to be filed for the quarter ended December 31, 2005:

Depreciation & Amortization – Depreciation and amortization are reported in the applicable captions in the statement of operations based on the functional area that utilizes the related equipment and facilities. Any depreciation related to production facilities is therefore recorded as a component of cost of sales.

Very truly yours,

/s/ Justin L. Bastian
Justin L. Bastian

cc:    Juan Otero, Stratex Networks, Inc.